EXHIBIT 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)	2017	2016	2015	2014	2013
for the fiscal years ended September 30,
Income before taxes excluding income (losses) from equity method investees	$2,441.2	$2,443.1	$3,091.6	$3,341.5	$2,952.6
Additions:
Dividends received from equity method investees	9.5	10.9	21.9	13.3	18.8
Interest on uncertain tax positions included in income before taxes	1.6	(1.3)	(6.6)	2.4	1.0
Fixed charges
Interest expense excluding interest on deposits	51.5	49.9	39.6	47.4	48.9
Interest expense on deposits	—	—	—	0.2	1.2
Interest on uncertain tax positions not related to third party	(1.6)	1.3	6.6	(2.4)	(1.0)
Interest factor on rent [1]	18.8	23.1	19.3	19.4	19.1
Total fixed charges	68.7	74.3	65.5	64.6	68.2
Adjusted earnings	$2,521.0	$2,527.0	$3,172.4	$3,421.8	$3,040.6
Ratio of adjusted earnings to fixed charges including interest on deposits	36.7	34.0	48.4	53.0	44.6
Ratio of adjusted earnings to fixed charges excluding interest on deposits	36.7	34.0	48.4	53.1	45.4
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1        Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).